Exhibit 6.2

LETTER OF PROPOSAL

January 4, 2018 REVISED

Mr. Brian Jackson

Esoteric Brewing Company, LLC

3713 Charloe Ct.

Cincinnati, OH 45227

RE: Proposal of Professional Architectural and Engineering Services

Esoteric Brewery & Taproom

900 E. McMillan St.

Cincinnati, OH 45206

Walnut Hills Neighborhood

NR Project No: 2017-039

Dear Brian.

In accordance with the Terms and Conditions stipulated in this Proposal, New Republic Limited, d.b.a. New Republic Architecture (NR, Architect), is pleased to have the opportunity to propose the following professional architectural and engineering services to Esoteric Brewing Company, LLC (Client) for the above referenced project.

PROJECT DESCRIPTION

Based upon our previous discussions, this Proposal will provide professional services for the management and preparation of Design and Construction Documents, as well as provision of limited services during Construction, for the Esoteric Brewing project to be in Cincinnati, Ohio.

This Proposal is based on the proposed project program that is understood to include the following:

•	Project is a microbrewery and tap-house to be in approximately 2/3 of the first floor of the Paramount Building at 900 E. McMillan St.
•	Project Space is approximately 10,000 SF in size on first floor, plus approximately 9,000 SF of usable space in the Basement, including the existing Boiler room
•	The project shall be done concurrently with a historic renovation project for the entire building and will be subject to limited historic requirements, review and comment.
•	Floor conditions are understood as follows:
o	Basement gradually steps between chambers from west (high) to east (low), with exception of old Boiler room in NW corner which is lower than all spaces
o	First Floor has one twenty-seven inch (27”) step that is in line with existing demising partition that aligns with existing stair fronting McMillan St.
•	The scope of this Proposal extends to 5 feet outside the building line, unless specifically noted otherwise herein. Grade gradually falls from west to east across project space along McMillan (1.5%±) and across rear service court (2.25%±). Gilbert Ave frontage shall be considered level.
•	Design type is to be considered a “custom tenant improvement”

PAGE 1 OF 13 | Letter of Proposal

•	This Proposal presumes normal site geotechnical conditions for the project site unless specifically addressed otherwise including a Site Classification “D” or better, that the building foundation design will be accommodated by standard spread footings, and further assumes that Occupancy Category II and Seismic Design Category “C” or better as defined by the building code will be assigned to the building. Existing soil conditions requiring more extensive foundation systems or any other factors which lead to a more severe classification than Site Classification “D”, occupancy Category II, or Seismic Design Category “C” may entail additional services
•	Based on previously completed Test Fit / Concept Design diagrams prepared by NR and shared with Client dated 06.21.2017
•	Building shell construction is understood as: load-bearing CMU, interior steel carrying beams/columns, and wood framed floor/ceiling and roof assemblies
•	Building mechanical systems are to be new packaged rooftop units for the offices and tap-house area; plus heating and ventilation equipment for production and storage areas
•	Interior finish level is presumed as: “light industrial” finishes for office, production and storage areas, and “art-deco” inspired finishes for the tap-house area, including interior and exterior furniture recommendations
•	This Proposal presumes that the project will be built “as-drawn.” Any modifications to the Program, or documents relative to “value engineering” proposals from the Client or his contractors, after completion of the Design Phase shall be an Additional Service
•	Client acknowledges and agrees that due to variable field conditions and construction tolerances, Architect will be permitted, at its discretion, to provide architectural designs, specifications, and documentation that reasonably exceed code compliant minimum standards, and that if the Client, for any reason, directs the Architect to provide minimum code compliant standards, the Client will indemnify and hold the Architect harmless for any resulting claim, damage, or expense.
•	Construction delivery mode is presumed to be <design/build, design/bid/build, turn-key, etc.>
•	This Proposal presumed that the Client will negotiate a contract of Construction to with a General Contractor prior to the completion of the Design Phase
•	This Proposal presumes that construction will begin around January/February, 2018 and can be completed in approximately 8 months (in conjunction with Building Renovation project timeline)
•	Both the Client and the Architect shall endeavor to produce a design that preserves the Architect’s original (or subsequent) design intent, notwithstanding any review, comment, or value engineering changes. The Client acknowledges the Architect’s interest in preserving its professional reputation and will cooperate with the Architect to reach a mutually agreeable solution in the event that any review, comment, or value engineering modification is deemed by the Architect to significantly compromise the aesthetic, functional, or operational intent of the design
•	Presumed construction budget of approximately $1,500,000± hard costs plus $500,000± for finishes, furnishings & equipment (FF&E)
•	This Proposal presumes that the proposed space will require a partial change of occupancy for the business/office and production areas and potentially for storage areas (depending on items to be stored)
•	This Proposal presumes that the proposed project site is zoned appropriately for the intended use without variance(s) required
•	This Proposal presumes that the required building utilities are readily available at the property line, in capacities needed to meet the required service loads of the proposed uses
•	The Architect presumes and the Client agrees that the Project Description information is accurate and that substantial deviation form this information may require adjustment to the project’s budget, schedule, Scope of Services, and compensation

PAGE 2 OF 13 | Letter of Proposal

DESIGN TEAM

In addition to the principal Architect participants, Consultants in structural engineering, plumbing/mechanical/electrical engineering, code consultation and interior design will be retained by the Architect and included as part of the Design Team. The following Architect’s Consultants are proposed for this project:

Structural Engineering

Schaefer

Cincinnati, OH

Plumbing, Mechanical and Electrical Engineering

Engineered Building Systems (EBS)

Newport, KY

Interiors Consultant

Amy Youngblood Interiors (AYI)

Cincinnati, OH

Alternate Interiors Consultant

New Republic Architecture

Cincinnati, OH

Code Consultant (as needed)

The Preview Group, Inc.

Cincinnati, OH

APPROACH + METHODOLOGY

Our approach to the Project will be to offer a phased process relying upon the close involvement and interaction with the Client. The Scope of Services outlined below informs and allows the Client to regularly evaluate and approve the status of each phase of the project’s development with the Architect.

SCOPE of SERVICES
Basic Services

The Scope of Basic Services proposed by the Architect for the successful completion of this Project shall include, and be limited to the following scope as outlined below:

Design Phase Services

•	Architectural design services including but not limited to:
o	Coordination and review of Client supplied data
o	Additional field verification of existing facility conditions targeted towards the approved Concept diagram and proposed uses of programmed spaces.
o	Review and Development of previously prepared Concept programming to full program for documentation and construction
o	Building code due diligence review and analysis
o	Zoning code due diligence review and analysis
o	Evaluation of Client’s project budget and schedule
o	Development of previously prepared Concept Design diagrams into Design Development documentation
o	3rd party Code Consultation (from Preview Group) may likely be required in this Phase. If so, it will be provided as an Additional Service
•	Structural engineering design evaluation services including but not limited to:
o	Review of Client provided data regarding equipment weights and tare weights of pallets and equipment for on-site processing & storage
o	Load analysis of existing structure, including potential improvement scenarios or limited replacement recommendations
o	Schematic sizing of equipment platforms and floor opening details
•	Plumbing/Mechanical/Electrical engineering design services including but not limited to:

PAGE 3 OF 13 | Letter of Proposal

o	Schematic Design / Systems description for each discipline
•	Systems / Piping Engineering coordination with Client’s Vendor
•	Interior Design consult services
•	Building materials research and specification development
•	Regular correspondence with Client’s representatives (phone, email, etc.) as required by the project scope
•	Attendance/Participation in up to four (4) 2-hour Client/Consultant coordination and review meetings or teleconferences
•	A Design Progress Set of documents will be coordinated and submitted to the Client and Landlord for review and initial pricing at end of Design phase, with review comment revisions incorporated into the document set during Construction Documentation

Construction Documentation Phase Services

•	Preparation of Construction Documents, including architectural and engineering drawings and written technical specifications that, when combined with items provided by the Client, will be sufficient for bidding, permitting, Client review, and construction.

Construction Documentation shall include a minimum of the following drawings:

o	Title and project data sheets
o	Architectural site reference plan
o	Floor plan(s)
o	Reflected ceiling plan(s)
o	Exterior elevations
o	Interior elevations
o	Sections, Details & Schedules
o	Statements of Special Inspections documentation (if required by the approved program)
o	Technical Specifications
o	3rd party Code Consultation (from Preview Group) may likely be required in this Phase. If so, it will be provided as an Additional Service
•	Coordination of Architectural Documents with Engineering Consultants and Client’s Vendors
•	Regular correspondence with Client’s representative (phone, email, etc.) as required by the project scope
•	Attendance/Participation in up to four (4) 2-hour Client/Consultant coordination and review meetings or teleconferences

Building/Permitting/Review Phase Services

•	Provide Construction Documents to the Client and Landlord for technical review (Client) and bidding (Landlord)
•	Address questions received in writing from identified and qualified bidders and provide clarifications in response to submitted written Requests For Information (RFIs) during bidding
•	Coordinate and submit Construction Documents to the local authorities having jurisdiction (AHJ) for a general building permit, including preparation of the permit applications, coordination of Consultants’ documents for submittal and provision of signed, sealed document sets as required to obtain a general building permit. Subsequently, revise of the Construction Documents as required to address building department plan review comments, to obtain their approvals
•	Regular correspondence with the Client’s representative (phone, email, etc.) as required by the work
•	Attendance/Participation in regular Client/Contractor/Landlord coordination and review meetings and teleconferences with the Project Team

Construction Phase Services

•	Preparation of supplemental architectural documentation/clarification as determined to be necessary by the Architect during the Construction Phase

PAGE 4 OF 13 | Letter of Proposal

•	Review services for Contractor product submittal/shop drawing in accordance with requirements denoted in the plans and specifications
•	Biweekly site visits (1 visit per every two weeks) during Construction Phase
•	Review and certification of Contractor prepared payment applications
•	Interpretations, decisions, and response to Contractor’s reasonable Requests For Information (RFIs) as necessary during Construction
•	Review and consult of Contractor prepared Changes in the Work during Construction
•	Assistance with Project close-out procedures, including assistance with the preparation and field review of punch-list(s), which are dependent upon Client and Contractor coordination (2 site visits included as part of this task)
•	Regular correspondence with Client’s representative (phone, email, etc.) as required by scope of the Work
•	Attendance/Participation in regular Client/Contractor/Landlord coordination and review meetings and teleconferences with the Project Team

Additional Services

Services not included in the Architect’s Scope of Basic Services as outlined herein, but which may be provided by the Architect as an Additional Service if requested and authorized by the Client, include:

•	3rd party Code Consultation (from Preview Group)
•	Changes and modifications to the program and/or documents resultant to Historic organizations’ review and comment (required and outside the control of the Architect)
•	Preparation of site surveys and/or geotechnical reports
•	Preparation of Architectural renderings, models, and presentation drawings/materials
•	Construction cost estimating
•	Assistance with bidding procedures, preparation of bid packages to pre-qualified general construction bidders, review of submitted bids and construction contract award
•	Preparation of separate, expedited structural bid/review/permit packages (e.g. foundations, structural steel, etc.)
•	Construction phasing plans or alternate bid packages
•	LEED certification reviews, design or related services
•	Program changes after the Design phase
•	Value engineering review services and document revisions
•	Revisions to documents inconsistent with previous instructions or approvals by the Client
•	Revisions to documents due to changes required from Client’s inability to render decisions in a timely manner
•	Meetings and/or presentations with the city building/zoning officials
•	Permit costs/fees
•	Special inspections and related reports, as required by governing agencies, during the Construction Phase
•	Preparation and distribution of site visit reports with photo documentation
•	Construction administration & management procedures and processes
•	Consultation concerning repair/replacement of Work damaged or installed incorrectly during Construction
•	Preparation of project record drawings
•	Professional project photography
•	Maintenance and operational programming
•	Project startup assistance
•	Warranty review
•	Facility operations and performance meeting
•	Post contract evaluation

PAGE 5 OF 13 | Letter of Proposal

CLIENT PROVISIONS

At the Client’s request, the Architect’s Basic Services provides limited Construction Phase Services. The Client and Contractor shall be responsible for administering the project and regularly observing the Work beyond the Architect’s scope as defined herein. The Client therefore assumes partial responsibility for discovering, correcting or mitigating errors, inconsistencies, or omissions in the Work.

At the Client’s request, the design services listed below are not provided by the Architect and may be provided by the Client under separate agreement. Unless otherwise indicated, those services shall be performed by a licensed professional consultant, who shall affix their seals on the appropriate documents prepared by them. The contracts between the Client and the Client’s consultants shall require the consultants to coordinate their drawings and other instruments of service with those of the Architect and to advise the Architect of any potential conflict. The Architect shall have no responsibility for the components of the Project designed by the Client’s consultants. Review by the Architect of the Client’s consultant drawings and other instruments of service are solely for consistency with the Architect’s design concept for the Project. The Architect shall be entitled to rely on the technical sufficiency and timely delivery of documents and services, and shall not be required to review or verify those computations or designs for the compliance with the applicable laws, statutes, ordinances, building codes, and rules and regulations. The Client shall indemnify and hold harmless the Architect, the Architect’s consultants, and agents and employees of any of them from and against claims, damages, losses, and expenses, including but not limited to attorney’s fees, arising out of the services performed by other consultants of the Client.

Professional design services which are not provided by the Architect and which may be provided by the Client under a separate contractual Proposal for this project include:

•	Civil engineering design services
•	Site lighting design services
•	Applicable fire protection system design services (alarm and/or sprinkler)
•	Food services and laundry equipment design services

As a condition of this Proposal, the Client agrees to provide the following:

•	Access to the Project site for field verification as needed (via Landlord)
•	Geotechnical engineering services & environmental testing reports (if required)
•	Other engineering services, if required but not identified herein
•	Shop drawings, product data, samples, etc. as required by Construction Documents (via Client’s Contractor)
•	Construction contract with qualified Contractor including AIA standard document ‘A201 - General Conditions for Construction’ as part of the contract
•	Written agreements with Client-held consultants

PROJECT SCHEDULE

Based upon our current workload, staffing, and project schedules, the Architect team will be prepared to work on this project immediately upon the execution of a signed Proposal and receipt of Client-provided items and payment for prior services for Test Fit / Concept Design.

We anticipate that the Project could be complete per the schedule listed below pending timely Client reviews and approvals:

Design Phase Services	4-6 weeks*
*dependent of resolution of Project Program
Construction Document Phase Services	4 weeks
Bidding/Permitting and Review Phase Services	4-8 weeks**
**Subject to City of Cincinnati review processes
Construction Phase Services	8± months***
***subject to coordination and synchronization with Building Renovation project timeline

PAGE 6 OF 13 | Letter of Proposal

CONSIDERATION / FEES

Basic Services

The Design Phase and Construction Document Phase services are proposed as a stipulated sum, to be billed monthly by percentage of work completed or at completion of a Phase’s defined Basic Services.

The Bidding/Permit/Review Phase and the Construction Phase services are proposed to be billed hourly, per the Architect’s ‘Professional Service Fee Schedule’ herein, for actual services rendered. An estimate for these services, based on the outlined Scope of Basic Services and our professional experience has been provided for budgetary purposes.

The compensation for each of the defined Phases is as follows:

Design Phase Services	$48,175.00		(Stipulated Sum)
Construction Document Phase Services	$78,375.00		(Stipulated Sum)
Bidding/Permitting and Review Phase Services	$4,740.00		(Hourly, Estimated)
Construction Phase Services	$38,300.00		(Hourly, Estimated)

Estimated Total Project Fees for Basic Services	$169,590.00	±

An upfront payment of $17,236.00, ten percent (10%) of the Estimated Total Project Fees, shall be made upon execution of this Proposal and prior to commencing services, and shall be credited to the Client’s account at the initial invoice.

Reimbursable expenses, such as printing/plotting costs, photographic prints, etc., are not included in the base fees enumerated above and shall be billed in accordance with the attached Terms and Conditions.

This Proposal shall remain valid for a period of thirty (30) days from the date of issue.

The Professional Service Fees applicable to the Scope of Services as defined herein shall be understood to be hourly. The Architect shall periodically advise the Client of the accrued balance so that both parties can monitor billing amounts. Invoices for services and reimbursable expenses shall be submitted, at the Architect’s option, either upon completion of the services for a given Phase or on a monthly basis. Invoices shall be payable within 30 days after the invoice date. A service charge of 1.5% (or the maximum legal rate) per month will be applied to the unpaid balance after 30 days from the invoice date. The Architect shall have the right to suspend/terminate services if payment is not received within 30 days after the invoice date and the Architect shall have no liability for any resultant delays or damages incurred by Client as a result of such suspension/termination. Retainers, if applicable, shall be credited on the final invoice. The Client agrees to pay all costs of collection, including reasonable attorney’s fees. The Architect reserves the right to adjust hourly rates at the end of each calendar year.

The Client explicitly understands and agrees that the Architect’s fees for professional services for this project are payable per the terms stated herein and are not dependent upon funding for the project, approval by agencies, or the construction of the project. The Architect will not issue complete contract documents for the purpose of bidding or permit application if the Client’s account is not current.

PAGE 7 OF 13 | Letter of Proposal

PROFESSIONAL SERVICE FEE SCHEDULE

The Architect’s standard schedule of professional service fees is as follows:

Fee Schedule

Designer	$50/hour
Architect	$75-$100/hour
Principal	$125/hour

Additional Services

The proposed scope of services and related professional service fees are based upon the Architect’s understanding of the Project at the time of this Proposal and are based upon the project program, site information, discussions with the Client, and other Client provided information. Changes in the project scope determined after this date may entail additional professional services.

In addition, Additional Services, if requested by the Client, will be provided on an hourly basis based per the Architect’s ‘Professional Service Fee Schedule’ above and will be provided only upon authorization from the Client.

Reimbursable Expenses

Not included in the above listed services are out-of-pocket reimbursable expenses such as those listed below:

•	CAD plotting, printing, and photo copy reproduction costs
•	Project professional photography
•	Postage and courier delivery services
•	Mileage costs at the prevailing Internal Revenue Service rate
•	Out of town travel expenses
•	Third party consulting fees not included in Basic Services
•	Liability insurance premiums/costs, in excess of that normally carried by the Architect, specific to the Project as requested by the Client

Reimbursable expenses shall be invoiced with a mark-up of no greater than 15% (1.15x).

We appreciate the opportunity to submit this Proposal to you and Esoteric Brewing and we look forward to your favorable response. If you have any questions, or if we can be of further assistance, please call at your earliest convenience.

If this Proposal is acceptable to you, please execute the attached Project Proposal Approval Form and return to Architect along with any other upfront items required herein. This Proposal may stand as our Agreement; or, if desired by one of the parties, a Standard AIA Client/Architect Agreement may be prepared including a copy of this Proposal as Exhibit A, fully incorporated and attached thereto. In such case, a fully executed version of this Proposal will serve as our Agreement until an AIA Standard Form of Agreement has been successfully executed.

We look forward to the possibility of working with you, and the successful completion of this Project.

Sincerely,

/s/ Graham Kalbli
Graham Kalbli, AIA, LEED AP
Principal

PAGE 8 OF 13 | Letter of Proposal

TERMS and CONDITIONS

FEES/ BILLINGS/PAYMENTS

The Professional Service Fees applicable to the Scope of Services as defined herein shall be understood to be both stipulated sum and hourly, depending on the eservice rendered. The Architect shall periodically advise the Client of the accrued balance so that both parties can monitor billing amounts. Reimbursable expenses shall be invoiced with a mark-up of no greater than 15% (1.15). Invoices for services and reimbursable expenses shall be submitted, at the Architect’s option, either upon completion of the services or on a monthly basis. Invoices shall be payable within 30 days after the invoice date. A service charge of 1.5% (or the maximum legal rate) per month will be applied to the unpaid balance after 30 days from the invoice date. The Architect shall have the right to suspend/terminate services if payment is not received within 30 days after the invoice date and the Architect shall have no liability for any resultant delays or damages incurred by Client as a result of such suspension/termination. Retainers, if applicable, shall be credited on the final invoice. The Client agrees to pay all costs of collection, including reasonable attorney’s fees. The Architect reserves the right to adjust hourly rates at the end of each calendar year.

CLIENT AGREEMENTS

The Client shall provide and timely supplement the Architect with all agreements, which may relate to or affect the project’s programming, design, construction and/or administration prior to the Architect beginning any professional service, or at the time an agreement becomes available.

CLIENT PERFORMED WORK

Client agrees that any self-performed work will not interfere with the Architect’s services, or affect the Architect’s standard of care. The Client shall timely coordinate all self- performed work to allow the Architect’s services to proceed as agreed. Client’s failure to coordinate its work, timely act, and/or timely disclose all material information related to the project may constitute substantial non-performance under this Agreement. During the Construction Phase the Client acknowledges and agrees to accept all Client directed/ performed deviations from the Contract Documents, as noted by the Architect. Further the Client agrees to indemnify and hold Architect harmless for any claim, damage, or expense resulting from these deviations.

MUTUAL COOPERATION

The Client shall cooperate fully with the Architect, to proceed with the project on the basis of trust and good faith, and to perform its responsibilities, obligations and work in a manner that allows the Architect to timely and efficiently perform its services.

RISK ALLOCATION

In recognition of the relative risks, rewards and benefits of the Project to both Client and the Architect, the risks have been allocated such that Client agrees to limit the Architect’s liability for any and all claims, losses, costs, expenses and/or damages of any nature whatsoever, including reasonable attorney’s fees and costs and expert witness fees and costs, so that the total aggregate liability of the Architect shall not exceed the amount of the Architect’s available insurance proceeds/fee, or, if then outstanding, such portion of the fee actually paid by Client. It is intended that this limitation shall apply to any and all liability or cause of action however alleged or arising, unless otherwise prohibited by law.

CERTIFICATIONS/GUARANTEES/WARRANTEES

The Architect shall not be required to author or execute any document that would certify, guarantee or warrant the existence of conditions that the Architect has not been contracted to ascertain, over which the Architect has no control, or which were affected by another’s actions or conduct, or which fail to comply with the Contract Documents.

FIDUCIARY OFFERING

The Architect, the Architect’s consultants, and their agents or employees have not offered any fiduciary service to Client and no fiduciary responsibility shall be owed to Client.

TERMINATION/SUSPENSION/ABANDONMENT

In the event of termination, suspension or abandonment of the Project by the Client, the Architect shall be compensated for services performed, including all reimbursable expenses, and reasonable termination expenses. The Client’s failure to make payments under this Agreement shall be deemed substantial nonperformance and sufficient cause for the Architect to suspend or terminate services. The Architect may terminate this Agreement, after seven days written notice, if the Project is suspended for more than 90 days, or if Client substantially fails to perform under this Agreement.

RELATIONSHIP OF THE PARTIES

All services provided by Architect are for the sole use and benefit of the Client. Nothing in this Agreement shall create a contractual relationship with or a cause of action in favor of a third party against either the Client or the Architect.

PAGE 9 OF 13 | Letter of Proposal

The Owner and Consultant acknowledge and agree that nothing herein contained is intended to constitute them as employer/employee, joint venturers or partners, it being their intention that Consultant is an independent Consultant. The Owner and Consultant acknowledge and agree that the personnel employed by Consultant in performing the Work shall remain at all times employees of Consultant, and Consultant shall remain solely liable for all aspects of the employment of such persons including, recruitment, termination, training, promotion, compensation, benefits, F.I.C.A., payroll taxes and all other deductions or payments to be made by employers for or on behalf of employees.

UNAUTHORIZED CHANGES

If the Client, or anyone for whom the Client is contractually responsible, makes or permits to be made any changes to the documents/ construction documents prepared by the Architect and its sub-consultants without obtaining the Architect’s prior written consent, the Client shall assume full responsibility for the consequences of the unauthorized changes, waives any claim against the Architect and its sub-consultants, and releases the Architect and its sub-consultants from any liability arising directly or indirectly from such changes. The Client further agrees to compensate the Architect and its Sub-Consultants for all Additional Services required to modify, correct or adjust the Construction Documents and coordinate them in order to meet the Client’s scheduling requirements because of the Client’s decision to construct the project in a fast-track manner.

PROJECT DUE DILIGENCE

The Client agrees that services performed under this agreement are conceptual in nature and are a part of the Client’s due diligence period. These services are part of other due diligence tasks to be performed by the Client during this phase. The Client agrees that services performed under this agreement may include, but are not limited to, conceptual design, programming and preliminary building code review, and therefore the Client agrees not to make Project decisions or financial commitments to the Project based solely on the preliminary services performed by the Architect under this Agreement.

GOVERNANCE

This Agreement is to be governed by and construed in accordance with the laws of Ohio, without regard to its conflict of law principles. Any action brought under this Agreement shall be brought only in a court of competent jurisdiction located in Hamilton County, Ohio. The parties consent to the exclusive jurisdiction of such courts, agree to accept service of process by mail, and hereby waive any jurisdictional or venue defenses otherwise available to them.

STANDARD OF CARE

In providing services under this Agreement, the Architect will endeavor to perform in a manner consistent with that degree of care and skill ordinarily exercised by members of the same profession currently practicing under similar circumstances. The Architect will perform its services as expeditiously as is consistent with professional skill and care and the orderly progress of the Architect’s part of the Project. Regardless of any other term or condition of this Agreement, the Architect makes no express or implied warranty of any sort. All warranties, including warranty of merchantability or warranty of fitness for a particular purpose, are expressly disclaimed.

CONSEQUENTIAL DAMAGES

Notwithstanding any other provision to the contrary, and to the fullest extent permitted by law, neither the Client nor the Architect shall be liable to the other for any incidental, indirect or consequential damages arising out of or connected in any way to the Project or this Agreement. This mutual waiver of consequential damages shall include, but not be limited to, loss of use, loss of profit, loss of business or income or any other consequential damages that either party may have incurred from any cause of action whatsoever.

HIDDEN CONDITIONS

A condition is hidden if concealed by existing finishes or is not capable of investigation by reasonable visual observation. If the Architect has reason to believe that such a condition may exist, the Client shall authorize and pay for all costs associated with the investigation of such a condition. If (1) the Client fails to authorize such investigation after such due notification, or (2) the Architect has no reason to believe that such a condition exists, the Architect shall not be responsible for the existing conditions or any resulting damages or losses resulting therefrom.

HAZARDOUS MATERIAL/MOLD

The Architect shall have no responsibility for the discovery, presence, handling, removal, disposal or exposure of persons to hazardous materials of any form including mold. The existing or constructed building may, as a result of post-construction, use, maintenance, operation or occupation, contain or be caused to contain mold substances which can present health hazards and result in bodily injury, property damage and/or necessary remedial measures and costs for which the Architect shall have no responsibility.

IDEMNIFICATIONS

The Client agrees, to the fullest extent permitted by law, to indemnify and hold the Architect and its subconsultants harmless from and against any and all damage, losses or cost (including reasonable attorneys’ fees and defense costs) caused in whole or in part by its acts, errors or omissions and those of anyone for whom they are legally liable. The Architect further agrees to indemnify the Client for damages to the extent arising from its own negligent errors acts or omissions.

CONTINGENCY

The Client acknowledges that additional costs may result due to the imperfect nature of the design and construction process and that the final design cost and/or construction cost of the project may exceed the design budget and/or construction budget. The Client should prepare and plan for clarification and modifications which may impact both the cost and schedule of the project.

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OWNERSHIP OF DOCUMENTS

All documents produced by the Architect under this Agreement, including electronic files, shall remain the property of the Architect and may not be used by this Client for any other purpose without the written consent of the Architect. Any such use or reuse shall be at the sole risk of Client who shall defend, indemnify and hold the Architect and its subconsultants harmless from any and all claims and/or damages arising therefrom. Electronic files are not contract documents and cannot be relied upon as identical to contract documents because of changes or errors induced by translation, transmission, or alterations while under the control of others. Use of information contained in the electronic files is at the user’s sole risk and without liability to the Architect and its consultants.

DEFECTS IN SERVICE

The Client shall promptly report to the Architect any defects or suspected defects in the Consultant’s services. The Client further agrees to impose a similar notification requirement on all contractors in its Client/Contractor contract and shall require all subcontracts at any level to contain a like agreement. Failure by the Client and the Client’s contractors or subcontractors to notify the Consultant shall relieve the Consultant of the costs of remedying the defects above the sum such remedy would have cost had prompt notification been given when such defects were first discovered.

DISPUTE RESOLUTION

With respect to any dispute involving the interpretation or application of this Agreement, prior to instituting litigation the parties will use their reasonable best efforts to resolve such dispute. If the parties cannot resolve such dispute within thirty (30) days after one party notifies the other, any claim or dispute between the Client and the Architect shall be submitted to non-binding mediation, subject to the parties agreeing to a mediator(s). If the Parties cannot agree upon a mediator, the claim or dispute shall be submitted to the American Arbitration Association (AAA) for mediation in accordance with the Construction Arbitration and Mediation Rules of the AAA then in effect. Unless otherwise specified, the laws of the State of Ohio shall govern this agreement.

FAST TRACK CLAUSE

In consideration of the benefits to the Client of employing the “fast-track” process (in which some of the Architects design services overlap the construction work and are out of sequence with the traditional Project delivery method), and in recognition of the inherent risks of fast-tracking to the Architect and its Sub-Consultants, the Client agrees to waive all claims against the Architect and its Sub-Consultants for design changes and modification of portions of the Work already constructed due to the Client’s decision to employ the fast-track process.

HISTORIC PRESERVATION TAX CREDITS

The Client acknowledges that due to the subjective nature of both the Federal and State Tax Credit programs the Architect cannot guarantee the approval of the Project for either or both tax credit awards. The Architect will make reasonable efforts to optimize the Project’s chance at a successful application, and the Client agrees that the final decision on the tax credit award lies with both the Ohio Development Advisory Services office and the National Park Service.

BETTERMENT

If a required item of the Project is omitted from the Architect’s documents, the Architect shall not be responsible for paying the cost required to add such item to the extent that such item or component would have been included or required in the Architect’s original documents. In no event will the Architect be responsible for any costs or expense that provides betterment or upgrades or enhances the value of the Project.

CERTIFICATE OF MERIT

The Client shall make no claim for professional negligence, either directly or by way of a cross complaint against the Consultant, unless the Client has first provided the Consultant with a written certification executed by an independent consultant currently practicing in the same discipline as the Consultant and licensed in the State where the services are performed. This certification shall: (a) contain the name and license number of the certifier; (b) specify the acts or omissions that the certifier contends are not in conformance with the standard of care for a consultant performing professional services under similar circumstances; and (c) state in detail the basis for the certifier’s opinion that such acts or omissions do not conform to the standard of care. This certificate shall be provided to the Consultant not less than thirty (30) calendar days prior to the presentation of any claim or the institution of any arbitration or judicial proceeding. This Certificate of Merit clause will take precedence over any existing state law in force at the time of the claim or demand for arbitration.

CONFIDENTIALITY

The Owner may disclose to Consultant or its personnel information that is confidential or proprietary to the Owner and/or one or more of its Affiliates (“Confidential Information”). Confidential Information includes information and Materials related to the business, affairs and/or procedures of the Owner, or to the designs, programs, flowcharts and documentation of the Owner’s information technology, whether or not owned by the Owner. Confidential Information does not include any information that is: (a) in or enters into the public domain through no wrongful act of Consultant; (b) rightfully received from a third party without restriction and without breach of this Agreement; (c) approved for release by written authorization of the Owner; or (d) already in Consultant’s possession as evidenced by its records and is not the subject of a separate nondisclosure agreement.

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Consultant will not, and will cause each of its employees, agents, subcontractors and Affiliates not to, either during or after the term of this Agreement: (a) disclose any Confidential Information to any third party (except as required by applicable law, regulation or legal process, but only after compliance with this Section 8.2) or to any employee, agent, subcontractor or Affiliate of Consultant other than on a “need to know” basis; or (b) use Confidential Information for its own advantage, other than in the performance of this Agreement. Consultant will hold in confidence the Confidential Information and will use Confidential Information solely to provide the Work. Consultant will take all reasonable precautions necessary to safeguard the Owner’s Confidential Information that is within Consultant’s control or knowledge. Upon the Owner’s request, Consultant will return all Confidential Information. In the event that Consultant or any of its employees, agents, subcontractors or Affiliates is required by applicable law, regulation or legal process to disclose any Confidential Information, Consultant will (a) notify Owner immediately so that Owner may seek a protective order or other appropriate remedy and (b) exercise all reasonable efforts to obtain assurance that confidential treatment will be accorded to such Confidential Information.

Consultant agrees not to disclose to any third party the nature or content of the Work which Consultant performs for the Owner pursuant to this Agreement.

OWNERSHIP OF MATERIALS

Consultant acknowledges and agrees that all original materials produced by Consultant pursuant to this Agreement, whether in finished or incomplete form, including all drawings, renderings, CAD files, and print and audio-visual materials such as design, photographs, lay-outs and art work (the “Materials”) are works-made-for-hire and shall belong exclusively to the Owner. The Consultant hereby irrevocably assigns all copyrights and any other intellectual property or proprietary rights in such Materials to the Owner. No rights are reserved to the Consultant.

Consultant agrees not to install or use any proprietary software of a third party on the Owner’s computer system, premises or other tangible property unless Consultant has obtained, in writing, the software owner’s permission or license to do so and the Owner’s written agreement to do so.

NON-SOLICITATION

The Owner and Consultant mutually agree to refrain from hiring or soliciting for hire any employee or personnel of the other who is assigned to the Work during the term of this Agreement and for a period of one (1) year from the termination hereof.

Consultant also agrees that during the term of this Agreement neither Consultant nor any entity or other person affiliated with Consultant shall, directly or indirectly, induce or permit, any employee of the Owner to perform services of any kind for Consultant, or any such entity or other person (whether during such employee’s normal working hours or otherwise), for which such employee is compensated in any manner by Consultant, or such entity or other person.

USE OF NAME

Consultant shall not use the name, trade name, service marks, trademarks, trade, dress or logos of the Owner (or any of its Affiliates) in publicity releases, advertising or any other publication without the Owner’s prior written consent

ASSIGNMENT

Consultant will not assign this Agreement, in whole or in part, without the Owner’s prior written permission.

NOTICES

All requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been given (a) when received, if delivered in person, or (b) when sent, if sent by facsimile with receipt confirmed, or (c) three (3) Business Days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case.

BINDING EFFECT

This Agreement shall be binding upon and shall inure to the benefit of the Owner and Consultant, their respective successors and assigns; provided, however, that Consultant may not transfer or assign its rights or obligations under this Agreement without the prior written consent of the Owner.

ENTIRE AGREEMENT, AMENDMENTS

The provisions, terms and conditions of this Agreement (including its schedules) represent the entire agreement of the parties with regard to the subject matter of this Agreement and supersede any prior oral or written matter not included herein. No waiver, modification, change or amendment of any of the provisions of this Agreement shall be valid unless in writing and signed by the party against whom such claimed waiver, modification, change or amendment is sought to be enforced.

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PROJECT PROPOSAL APPROVAL FORM

CLIENT	Esoteric Brewing Company, LLC
3713 Charloe Ct.
Cincinnati, OH 45227

PROJECT NAME	Esoteric Brewery & Taproom
900 E. McMillan St.
Cincinnati, OH 45206
Walnut Hills Neighborhood

PROPOSAL DATE	JANUARY 4, 2018, REVISED
PROJECT NUMBER	2017-039

PROJECT FEE	$169,590.00 (Estimated Total)

PROPOSED START DATE	Upon Authorization to Proceed

The Client authorized the Architect to proceed with the Project in accordance with the attached Proposal of Professional Design Services. Authorization by the Client to proceed, whether oral or written, constitutes acceptance of the terms and conditions of this Proposal, without modification, addition, or deletion. In the event the Client’s acknowledgement, invoice, or other form state terms additional to or different from those set forth herein, this shall be deemed a notification of objection to such additional and/or different terms and a rejection thereof. No waiver or modification of the terms and conditions set forth herein shall be binding upon the Architect unless made in writing and signed by the Architect’s authorized representative.

SUBMITTED BY	CLIENT AUTHORIZATION

SIGNATURE /s/ Graham Kalbli	SIGNATURE /s/ Brian Jackson

Graham Kalbli, AIA, LEED AP	PRINT NAME Brian Jackson

TITLE Principal	TITLE CEO, Founder

DATE 01.04.18	DATE 01/15/2018

In order for the Architect to commence services on this project, a fully executed copy of this agreement plus any required upfront documents and payment must be received by the Architect.

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